NUVEEN INVESTMENT TRUST

NOTICE OF CONTINUANCE OF INVESTMENT SUB-ADVISORY AGREEMENT

WHEREAS, Nuveen Asset Management, a Delaware corporation (the “Manager”) and NWQ Investment Management Company, LLC, a Delaware limited liability company (the “Sub-Adviser”) have entered into Sub-Advisory Agreements dated as of November, 2007, pursuant to which the Sub-Adviser furnishes investment advisory services to various series of Nuveen Investment Trust as listed on attached Schedule A; and

WHEREAS, pursuant to the terms of the Agreement, the Agreement shall continue in force from year to year after the initial effective period of two years, provided that such continuance is specifically approved for each Portfolio (as defined in the Agreement) at least annually in the manner required by the Investment Company Act of 1940 and the rules and regulations thereunder.

NOW THEREFORE, this Notice memorializes between the parties that the Board of Trustees of Nuveen Investment Trust, including the independent Trustees, at a meeting called in part for the purpose of reviewing the Agreement, have approved the continuance of the Agreement with respect to each Portfolio until August 1, 2010, in the manner required by the Investment Company Act of 1940.

Dated as of July 31, 2009

NUVEEN ASSET MANAGEMENT

By:	/s/ Kevin J. McCarthy
Managing Director

ATTEST:

/s/ Virginia O’Neal
Assistant Secretary

NWQ INVESTMENT
MANAGEMENT COMPANY, LLC

By:	/s/ Darcy A. Gratz
Its:	Vice President

ATTEST:

/s/ Hoa Pham
Assitant Vice President

SCHEDULE A TO SUB-ADVISORY AGREEMENT RENEWAL

AGREEMENTS BETWEEN NUVEEN ASSET MANAGEMENT AND NWQ INVESTMENT MANAGEMENT COMPANY, LLC

Fund in Nuveen Investment Trust	Date of Contract	Date of Renewal

Nuveen NWQ Small/Mid-Cap Value Fund Nuveen NWQ Large-Cap Value Fund	11-13-07	8-1-09
Nuveen NWQ Small-Cap Value Fund	11-13-07	8-1-09
Nuveen NWQ Multi-Cap Value Fund	11-30-07	8-1-09